LINEAGE, INC.

46500 Humboldt Drive

Novi, Michigan 48377

January 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Lineage, Inc.

Lineage OP, LP

Lineage Europe Finco B.V.

Subsidiary Registrants
Registration Statement on Form S-4 (File Nos. 333-292261 through 333-292261-15)

Request for Acceleration of Effective Date

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lineage, Inc. (the “Company”), on behalf of itself and the other registrants listed therein, hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 20, 2026, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Lewis W. Kneib at (213) 891-7339.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Lineage, Inc.

By:	/s/ Robb LeMasters
Name:	Robb LeMasters
Title:	Chief Financial Officer

cc:           Greg Lehmkuhl, Lineage, Inc.

Lewis W. Kneib, Latham & Watkins LLP

Brent T. Epstein, Latham & Watkins LLP

Devon L. MacLaughlin, Latham & Watkins LLP

[Signature Page to Acceleration Request]